FMI Fund Thrives With Evasive Action

Served by Nimbleness
Provident Trust Strategy has been working down a big cash, bond position
BY STEVE WATKINS
FOR INVESTOR'S BUSINESS DAILY

It's not often you find a growth fund that's willing to put more than half of its assets in cash and bonds.
But that's exactly how FMI Provident Trust Strategy Fund (FMIRX)  allocated its assets early last year. Two-thirds of its portfolio was defensive, in one of those categories.
That was an extreme. It was the only time the fund had been in bonds since Provident Trust Strategy took over the fund's management in 2002, says Michael Schelble, the fund's co-manager. The cash level was much higher than ever, too.
The willingness to shift asset classes is part of what sets FMI Provident Trust apart from other growth funds.
"We do it to mitigate risk when we think there's excessive risk in the stock market," Schelble said. "The biggest distinguishing factor is we're willing to change our minds when the facts dictate."
So when high-quality bonds offered significant yields in early 2009, it jumped.
Also setting the fund apart is its focused portfolio. The fund owns just 15 to 25 stocks at one time.

To offset some of that risk, it holds more cash than most. A 10% cash position is typical when it's bullish.
The fund isn't there yet. But it's now about 80% invested in stocks. It started getting back into the market last spring, Schelble says.
The managers' selection process has led it to strong concentration in a few sectors. As of Dec. 31, it had 26.8% of its stock portfolio in business services. That's 7.5 times the S&P 500's weighting. Holdings in this area included Accenture (ACN), Visa (V) and DeVry (DV), which together amounted to 17% of assets in stocks.
Its flexibility helps the fund post strong results in down markets. But it works in up periods, too. It was up 6.32% this year going into Tuesday, doubling the 3.02% of its large-growth peers tracked by Morningstar and 3.63% of the S&P 500.
It's cranked out an average annual return of 6.38% the past five years vs. 1.90% for its peers and 1.29% for the S&P 500.

What It Looks For
The fund looks for companies that show improving revenue and earnings growth and that beat estimates. Schelble and the fund's lead manager, Scott Harkness, also seek cash flow growth, limited debt and widening margins.
They seek attractive valuations, too. If a stock's price-earnings ratio is well below its earnings growth rate, they figure the P-E will climb.
The fund managers are finding plenty of companies gaining in the weak economy.
Two tech outsourcing companies have worked well for FMI Provident Trust. Cognizant (CTSH) and Infosys (INFY) each more than doubled last year and continue to show strength this year. Each boasts IBD Composite Ratings above 86. They also fall into the software sector, a favorite of Schelble and Harkness.
And they share a theme that runs through many of the fund's investments: They help other companies be more productive.
Many of the fund's other top stocks fit that theme. Take DeVry, an education company that carries a 91 IBD Composite Rating. "A lot of people are going back to school to learn new skills," Schelble said.
It's also undervalued rela-

tive to its growth, he says. A weak spot: Though it's up 19% this year, a Relative Strength Rating of 65 tags it as a market laggard the past 12 months.
Express Scripts (ESRX) fits the theme, too. It helps companies and people keep drug costs down.
In retail, the fund is focused on stocks that gain from "the frugal future," Schelble said. "People still have to spend money, but they're doing so very carefully."
So he favors TJX (TJX) and Kohl's (KSS).
Currents in the economic recovery have led the managers to lean more toward retail and financial stocks in the past year, Schelble says.
Once they find a stock, they stick with it. Annual turnover averages about 50%.
They sell if the fundamentals break down. And they'll drop a stock if it reaches the fund's price-earnings valuation target.

Investor's Business Daily  www.investors.com  © Copyright 2010

Reprinted with permission from the 3-17-10 article of Investor’s Business Daily.

FMI Provident Trust Strategy Fund Disclosure Footnote

The average annual total returns of the FMI Provident Trust Strategy Fund for 1 year, 5 year, 10 year, and inception (12/30/86) periods (annualized) ended 4-30-10 were: 30.71%, 7.60%, 1.22%, and 9.88%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.  Performance data quoted represents past performance; past performance does not guarantee future results.  The investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost.  Current performance of the Fund may be lower or higher than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Provident Trust Strategy Fund, call (800) 811-5311 for a free prospectus.  Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money.  The prospectus contains this and more information about the FMI Provident Trust Strategy Fund.  Please read the prospectus carefully before investing.